December  9, 2009

Mr. Rufus Decker
Accounting Branch Chief
Mail Stop 4631
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC   20549-4631

RE:	Form 10-K for the year ended December 31, 2008
Form 10-Q for the period ended October 4, 2009
SEC File No. 1-12164- Wolverine Tube, Inc.  (“WTI”)

Dear Mr. Decker:

Following is our response to your comment letter, dated November 24, 2009 relative to our Form 10-K and Form 10-Q, as noted above:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Note 14.  Financing Arrangement and Debt, page 66

2.  You have entered into various arrangements to modify or exchange debt instruments.  For each of these, please clearly disclose how you accounted for these arrangements pursuant to EITF 96-19.

Response:  On April 28, 2009, we refinanced the 10.5% Senior Notes and the 10.5% Senior Exchange Notes by exchanging $121.6 million of these notes for 15% Senior Secured Notes due 2012 for an exchange fee of 3% of the principal balance of the exchanged notes ($3.6 million).  The remaining $16.1 million of Existing Notes were paid in full on April 28, 2009.  At the time of the exchange, all financing fees related to the original debt had been fully amortized.  We expensed the $3.6 million exchange fee and are amortizing the financing fees paid to third parties over the term of the new debt pursuant to EITF 96-19, paragraph DISCUSSION, sequence 39.

In March 2008, Plainfield refinanced $38.3 million of the 7.375% Senior Notes held by it by extending the maturity date to March 28, 2009 with an increase in the interest rate to 10.5%.  Our analysis of the present value of cash flows under the terms of the new debt instrument showed a less than 10% difference from the present value of the remaining cash flows under the terms of the original debt instrument, therefore the debt modification was not considered substantial per EITF 96-19, paragraph DISCUSSION, sequence 28.2.  As such, pursuant to EITF 96-19, paragraph DISCUSSION, sequence 40, we continued to amortize the unamortized debt issuance costs related to the $38.3 million over the remaining term of the modified debt instrument and the financing fee paid to Plainfield was capitalized and is being amortized over the remaining term of the debt instrument.  In addition, third party costs of the modification were expensed as incurred per EITF 96-19, paragraph DISCUSSION, sequence 43.

We will reference the accounting for these arrangements pursuant to EITF 96-19 in future filings.

3.  Please disclose the specific terms of any material debt covenants with any required ratios.  Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants.  Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Response:  We currently have only one debt instrument, the Senior Secured Notes, due 2012.  As stated in Note 33, Subsequent Events, “the indenture related to the Senior Secured Notes contains covenants that limit the ability of the Company and our subsidiaries to incur additional indebtedness; pay dividends or distributions on, or redeem or repurchase capital stock; make investments; issue or sell capital stock subsidiaries; engage in transactions with affiliates; create liens on assets; transfer or sell assets; guarantee indebtedness; restrict dividends or other payments of subsidiaries; consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries; and engage in sale/leaseback transactions.  These covenants are subject to important exceptions and qualifications.”  There are no covenants that require maintaining any required ratios at any future reporting date.  We will include this additional disclosure in future filings.

Note 30. Condensed Consolidating Financial Information, page 89

4.  You disclose that Wolverine Tube (Shanghai) Co., Limited is a non-guarantor subsidiary.  You then say that each of the subsidiary guarantors is 100% owned by the parent with the exception of Wolverine Tube (Shanghai) Co., Limited, which is 50% owned.  Please revise this inconsistency in disclosure.  If Wolverine Tube (Shanghai) Co., Limited is a subsidiary guarantor, please also tell us how you determined that you do not need to provide audited financial statements for this entity pursuant to Rule 3-10(a) of Regulation S-X.  Please also revise your disclosures in the Form 10-Q for the period ended October 4, 2009 to clarify which column you are including Wolverine Tube (Shanghai) Co. Limited in.  If you are including it in the parent column, please supplementally tell us why this treatment is appropriate for this equity method investment.

Response:  Wolverine Tube (Shanghai) Co., Limited was a non-guarantor subsidiary until September 15, 2008 when it became an unconsolidated equity method investment when our ownership decreased to 50% and we no longer had a controlling financial interest in the subsidiary.  As such, the statement that says “Each of the Subsidiary Guarantors is 100% owned by the Parent with the exception of Wolverine Tube (Shanghai) Co., Limited, which is 50% owned with Wieland” should state “Each of the Subsidiary Guarantors is 100% owned by the Parent”.  As Wolverine Tube (Shanghai) Co., Limited is no longer a consolidated subsidiary, it is no longer included in the non-guarantor subsidiary column and therefore included in the parent column since it is an equity investment of the parent company.  We will footnote future filings to include the following language:  “Included in the parent column is our equity method investment in Wolverine Tube (Shanghai) Co., Limited.  This equity method investee does not guarantee the debt.”

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 4, 2009

General

5.  Please address the above comments in your interim filings as well.

Response:  We will address the above items in future interim filings as well.

6.
•	Please separately present and clearly identify the non-controlling interests on your balance sheet within equity. Refer to ASC 810-45-16.

Response:    As of December 31, 2008, WTI no longer had non-controlling interests.  On September 15, 2008, Wieland purchased an additional 20% interest in Wolverine Tube Shanghai Co., Limited (WTS), increasing their ownership to 50%.  At that time we began accounting for the results of WTS using the equity method, as neither party controls WTS.  Therefore, no non-controlling interests are presented on the December 31, 2008 balance sheet.

•
Please provide the disclosures required by ASC 810-10-50-1A.  This should include presentation of the amount of comprehensive income attributable to the parent company and non-controlling interest separately as well as a reconciliation of total equity, equity attributable to the parent, and equity attributable to non-controlling interests from the beginning to the end of the period presented:

Response:
o
There was no comprehensive income attributable to the non-controlling interest for the periods presented (December 31, 2008 and October 4, 2009) since the non-controlling interest was converted to an equity method investment in September 2008.

o
See the equity roll-forward attached for the equity distribution between parent and non-controlling interests from the December 31, 2007 through December 31, 2008.  This will be reflected in the equity roll-forward in the 2009 Form 10-K.  (Exhibit I)

•
It is not clear how your current presentation of non-controlling interests on your statement of operations complies with ASC 810-10-50-1A.  In this regard, you should present the amount of net income attributable to non-controlling interests after your determination of net income.  Refer to ASC 810-10-55-4J.

Response:   See attached revised income statement format which will be utilized in future filings.  (Exhibit 2)

•	Your statement of cash flows should begin with net income (loss), which now includes income attributable to non-controlling interests. Refer to ASC 810-10-65-1(b)(2).

Response:  See attached revised cash flow format which will be utilized in future filings.  (Exhibit 3)

FORM 10-K/A#2 FOR THE YEAR ENDED DECEMBER 31, 2008

General

7.  Rule 12b-15 of Regulation 12B states that amendments filed must set forth the complete text of each item as amended.  In this regard, please amend your Form 10-K for the year ended December 31, 2008 to provide all of Item 8, which should include a complete set of financial statements.  Please also include updated certifications which refer to the Form 10-K/A in the amendment.

Response: Amendment No. 2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 was filed for the sole purpose of correcting a typographical error in the Amendment No. 1 to the Form 10-K filed on July 8, 2009.  The “Report of Independent Registered Public Accounting Firm” and Exhibit 23.1 “Consent of Independent Registered Public Accounting Firm” contained an incorrect date of June 10, 2009.  The date should have been June 11, 2009.

This Amendment does not amend, update or change any other items or disclosures in the Original Filing and does not reflect events occurring after the Original Filing.  No other changes were made by means of this filing.  Therefore, since nothing else changed within Item 8, we felt it was not necessary to refile a complete Item 8.  We did look at a few other companies that had filed similar amendments and they had not filed a complete Item 8.  In future filings, should we have amendments that fall within Rule 12b-15 of Regulation 12B, we will file Item 8 including a complete set of financial statements.

****

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David A. Owen
David A. Owen
Sr. VP, CFO and Secretary

Exhibit 1

Wolverine Tube, Inc.
Rollforward of Retained Earnings from 12/31/07 to 12/31/08
December 31, 2008 YTD

	Total Stockholder's Equity	Common Stock	Additional Paid in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Noncontrolling interest
WTI-Consolidated 12/31/2007	67,219	406	146,815	15,996	(95,998)	-

Net loss for the period	(48,473)				(47,932)	(541)
Translation adjustments	(15,523)			(15,523)
Change in fair value of derivaties	(4,627)			(4,627)
Net pension actuarial loss	(35,292)			(35,292)
Total comprehensive loss	-
Accrued dividends on preferred stock	(6,810)				(6,810)
Stock compensation	792		792
Amortizaton and vesting of restricted stock	2		2
Accretion of preferred stock	(5,021)		(5,021)
Sale of subsidiary shares to noncontrolling interest	(4,928)					(4,928)
Reversal of equity interest as result of add'l 20% sale of WTS	4,928		-		(541)	5,469

WTI-Consolidated 12/31/2008	(47,733)	406	142,588	(39,446)	(151,281)	-

Exhibit 2

Wolverine Tube, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended		Nine months ended
(In thousands except per share amounts)	October 4, 2009	September 28, 2008	October 4, 2009	September 28, 2008
Net sales	$117,962	$231,048	$341,144	$678,018
Cost of goods sold	114,855	222,249	329,880	650,274
Gross profit	3,107	8,799	11,264	27,744
Selling, general and administrative expenses	5,531	5,684	18,054	18,865
Net (gain) loss on divestitures	—	(21,711)	—	(26,715)
Advisory fees and expenses	2	239	268	791
Goodwill impairment	—	44,000	—	44,000
Restructuring and impairment charges	1,731	345	3,240	5,405
Operating income (loss)	(4,157)	(19,758)	(10,298)	(14,602)
Other (income) expense:
Interest expense, net	4,394	3,975	12,434	13,775
Amortization expense	62	866	865	2,137
Loss on sale of receivables	—	167	—	374
Loss from extinguishment of debt	—	—	3,647	—
Other, net	(226)	262	(483)	22
Income (loss) from continuing operations before non-controlling interest, equity in earnings of unconsolidated subsidiary and income taxes	(8,387)	(25,028)	(26,761)	(30,910)

Equity in earnings of unconsolidated subsidiary	658	138	1,337	138
Income tax benefit (expense)	527	845	(96)	(1,043)
Income (loss) from continuing operations	(7,202)	(24,045)	(25,520)	(31,815)
Income (loss) from discontinued operations, net of taxes	—	403	—	781
Consolidated net income (loss)*	(7,202)	(23,642)	(25,520)	(31,034)
Less: Net income - non-controlling interest	—	(266)	—	(541)
Net income (loss) attributible to WTI	(7,202)	(23,908)	(25,520)	(31,575)
Accretion of convertible preferred stock	1,255	1,255	3,766	3,766
Preferred stock dividends	2,242	1,951	6,526	4,767
Net income (loss) applicable to common shares	$(10,699)	$(27,114)	$(35,812)	$(40,108)

* Consolidated net income (loss) now includes income attributable to noncontrolling interests

Exhibit 3

Wolverine Tube, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine months ended
(In thousands)	October 4, 2009	September 28, 2008
Operating Activities
Loss from continuing operations	$(25,520)	$(31,815)
Income from discontinued operations	—	781
Consolidated net income (loss) *	(25,520)	(31,034)
Adjustments to reconcile net (loss) to net cash from operating activities:
Depreciation	4,784	4,809
Amortization	992	2,255
Deferred income taxes	(1,273)	(1,452)
Gain on sale of fixed assets	(316)	—
(Gain) loss on extinguishment of debt	3,647	(858)
Non-cash paid-in-kind interest	2,652	—
Equity in earnings of unconsolidated subsidiary	(1,337)	(138)
Impairment of assets and goodwill	250	44,390
Non-cash environmental, restructuring and other charges	248	(5,129)
Embedded derivative mark to fair value	—	(3)
Stock compensation expense	187	1,542
Net gain on divestitures	—	(26,715)
Changes in operating assets and liabilities:
Accounts receivable, net	(5,705)	(17,755)
Sale of accounts receivable	—	3,000
Inventories	7,312	342
Income taxes	(441)	132
Prepaid expenses and other	1,038	3,082
Accounts payable	(3,363)	10,258
Accrued liabilities, including pension, postretirement benefit, and environmental	(1,889)	(14,102)
Net cash from continuing operating activities	(18,734)	(28,157)
Net cash from discontinued operating activities	(32)	(10,090)
Net cash from operating activities	(18,766)	(38,247)
Investing Activities
Additions to property, plant and equipment	(4,355)	(3,124)
Proceeds from sale of assets	316	6,440
Purchase of patents	(159)	—
Proceeds from sale of interest in Chinese subsidiary	—	19,419
Change in restricted cash	29,692	(8,075)
Net cash from continuing investing activities	25,494	14,660
Net cash from discontinued investing activities	1,200	62,163
Net cash from investing activities	26,694	76,823
Financing Activities
Financing fees and expenses paid	(4,384)	(2,071)
Payments under revolving credit facilities and other debt	(1,490)	(366)
Borrowings from revolving credit facilities and other debt	1,399	127
Issuance of preferred stock	—	14,194
Purchase or repayment of senior notes	(16,142)	(97,661)
Dividend received from unconsolidated subsidiary	2,802	—
Payment of dividends	—	(2,042)
Net cash from financing activities	(17,815)	(87,819)
Effect of exchange rate on cash and cash equivalents	(216)	(1,249)
Net increase(decrease) in cash and cash equivalents	(10,103)	(50,492)
Cash and cash equivalents at beginning of period	33,537	63,303
Cash and cash equivalents at end of period	$23,434	$12,811

Supplemental disclosure of cash flow:
Interest paid	$13,518	$13,418
Income taxes paid, net	$1,749	$1,571

See accompanying notes to the condensed consolidated financial statements.

* Consolidated net income (loss) now includes income attributable to noncontrolling interests